UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, June 2019
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three Months Ended May 31, 2019.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 31, 2019.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 333-206480), February 12, 2016 (File No. 333-209525), August 24, 2017 (File No. 333-220153), February 22, 2019 (File No. 333-229799) and on March 5, 2019 (File No. 333-230079).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	May 31, 2019	February 28, 2019
Assets
Current
Cash and cash equivalents	$358	$548
Short-term investments	489	368
Accounts receivable, net	224	194
Other receivables	23	19
Income taxes receivable	9	9
Other current assets	63	56
	1,166	1,194
Restricted cash and cash equivalents	33	34
Long-term investments	55	55
Other long-term assets	31	28
Deferred income tax assets	—	2
Operating lease right-of-use assets	153	—
Property, plant and equipment, net	81	85
Goodwill	1,458	1,463
Intangible assets, net	1,027	1,068
	$4,004	$3,929
Liabilities
Current
Accounts payable	$49	$48
Accrued liabilities	162	192
Income taxes payable	19	17
Deferred revenue, current	246	214
	476	471
Deferred revenue, non-current	133	136
Operating lease liabilities	145	—
Other long-term liabilities	6	19
Long-term debt	645	665
Deferred income tax liabilities	2	2
	1,407	1,293
Commitments and contingencies (Note 11)
Shareholders’ equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 547,921,743 voting common shares (February 28, 2019 - 547,357,972)	2,708	2,688
Deficit	(81)	(32)
Accumulated other comprehensive loss	(30)	(20)
	2,597	2,636
	$4,004	$3,929
See notes to consolidated financial statements.
On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance as at February 28, 2019	$2,688	$(32)	$(20)	$2,636
Net loss	—	(35)	—	(35)
Other comprehensive loss	—	—	(10)	(10)
Shares issued:
Stock-based compensation	17	—	—	17
Exercise of stock options	1	—	—	1
Employee share purchase plan	2	—	—	2
Cumulative impact of adoption of ASC 842	—	(14)	—	(14)
Balance as at May 31, 2019	$2,708	$(81)	$(30)	$2,597
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended
	May 31, 2019	May 31, 2018
Revenue	$247	$213
Cost of sales	70	52
Gross margin	177	161
Operating expenses
Research and development	71	61
Selling, marketing and administration	121	100
Amortization	49	37
Debentures fair value adjustment	(28)	28
	213	226
Operating loss	(36)	(65)
Investment income, net	3	6
Loss before income taxes	(33)	(59)
Provision for income taxes	2	1
Net loss	$(35)	$(60)
Loss per share
Basic	$(0.06)	$(0.11)
Diluted	$(0.09)	$(0.11)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Loss

	Three Months Ended
	May 31, 2019	May 31, 2018
Net loss	$(35)	$(60)
Other comprehensive loss
Net change in unrealized gains on available-for-sale debt securities	—	1
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of nil (May 31, 2018 - income taxes of nil)	(2)	—
Amounts reclassified to net loss during the period for derivatives designated as cash flow hedges during the period, net of income taxes of nil (May 31, 2018 - income tax recovery of nil)	1	—
Foreign currency translation adjustment	(1)	(4)
Net change in fair value from instrument-specific credit risk on the Debentures	(8)	—
Other comprehensive loss	(10)	(3)
Comprehensive loss	$(45)	$(63)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	May 31, 2019	May 31, 2018
Cash flows from operating activities
Net loss	$(35)	$(60)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	53	41
Deferred income taxes	2	—
Stock-based compensation	17	18
Debentures fair value adjustment	(28)	28
Operating leases	(5)	—
Other	2	2
Net changes in working capital items:
Accounts receivable, net	(30)	25
Other receivables	(4)	8
Income taxes receivable	—	9
Other assets	(9)	(10)
Accounts payable	1	(9)
Income taxes payable	2	1
Accrued liabilities	(57)	(42)
Deferred revenue	27	(15)
Other long-term liabilities	—	(3)
Net cash used in operating activities	(64)	(7)
Cash flows from investing activities
Acquisition of property, plant and equipment	(2)	(5)
Acquisition of intangible assets	(7)	(7)
Business acquisitions, net of cash acquired	2	—
Acquisition of short-term investments	(392)	(1,011)
Proceeds on sale or maturity of short-term investments	270	730
Net cash used in investing activities	(129)	(293)
Cash flows from financing activities
Issuance of common shares	3	2
Net cash provided by financing activities	3	2
Effect of foreign exchange loss on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1)	(2)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	(191)	(300)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	582	855
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$391	$555
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 28, 2019 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three months ended May 31, 2019 are not necessarily indicative of the results that may be expected for the full year ending February 29, 2020.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
The Company operates as a single reportable segment. For additional information concerning the Company’s segment reporting, see Note 13.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements, except as described below which were adopted during fiscal 2020.
Leases
On March 1, 2019, the Company adopted the new standard on leases, Accounting Standards Codification 842 (“ASC 842”). The Company determines if an arrangement is or contains a lease at inception. Such determination requires consideration of all relevant facts and circumstances. Operating leases are included in operating lease right-of-use (“ROU”) assets, accrued liabilities, and operating lease liabilities on the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, accrued liabilities, and other long-term liabilities on the Company’s consolidated balance sheets.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As most of the Company’s leases do not provide an implicit discount rate, the Company primarily uses its incremental borrowing rate, based on the information available at the commencement date of the lease, in determining the present value of future payments. The Company’s incremental borrowing rate is determined based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The operating lease ROU asset includes any lease payments made, lease incentives and initial direct costs incurred. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. In some cases, the Company has index-based variable lease payments for which an estimated rate is applied to the initial lease payment to determine future lease payments amounts.
The Company has building, car and data center lease agreements with lease and non-lease components that are accounted for separately. The Company has elected the short-term lease exemption, which allows the Company to not apply the recognition requirements to lease terms of 12 months or less on commencement date. The Company also elected the package of practical expedients where lease classification, embedded leases, and initial direct costs are not reassessed upon adoption of ASC 842.
For additional information concerning the Company’s leases, see Note 12.
Derivative financial instruments
On March 1, 2019, the Company adopted the new Accounting Standards Update (“ASU”) 2017-12 related to accounting for hedging activities. The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates,

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.
For derivative instruments designated as cash flow hedges, the entire change in the value of the hedging instrument included in the assessment of hedge effectiveness is initially reported as a component of accumulated other comprehensive income (loss) (“AOCI”), net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income. In order for the Company to receive hedge accounting treatment, the cash flow hedge must be highly effective in offsetting changes in the value of the hedged item and the relationship between the hedging instrument and the associated hedged item must be formally documented in the same quarter in which the hedge relationship was designated. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items and whether they are expected to continue to be highly effective in future periods.
The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated unrealized gains and losses in AOCI are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instruments for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability or forecasted transaction.
Accounting Standards Adopted during Fiscal 2020
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASC 842 on leases. The standard requires companies to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases result in the lessee recognizing a ROU asset and a corresponding lease liability. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred on transition. For finance leases, the lessee will recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. The Company adopted this guidance in the first quarter of fiscal 2020 using the modified retrospective method for all leases that existed at or commence after the date of initial application. As a result of the adoption of the new standard on leases, the Company recognized ROU assets of approximately $161 million, lease liabilities of approximately $175 million, and a cumulative adjustment to increase the deficit of approximately $14 million in the consolidated balance sheet as at March 1, 2019. Future lease costs included in the Resource Alignment Program (“RAP”) of approximately $14 million, which were accrued for prior to adoption of ASC 842, and were previously included in accrued liabilities and other long-term liabilities, are now presented in accrued liabilities and operating lease liabilities in the consolidated balance sheet as at March 1, 2019. As a result, total operating lease liabilities were $189 million in the consolidated balance sheet as at March 1, 2019.
In August 2017, the FASB issued ASU 2017-12. This guidance expands the range of strategies that qualify for hedge accounting, changes how certain hedging relationships are presented in the financial statements, and simplifies the application of hedge accounting in certain situations. The guidance is effective for interim and annual periods beginning after December 15, 2018. The Company adopted this guidance in the first quarter of fiscal 2020 and it did not have a material impact to the consolidated financial results.
Issued Accounting Pronouncements
In June 2016, the FASB issued guidance related to the measurement of credit losses on financial instruments, ASU 2016-13. This guidance replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses, requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, and requires entities to estimate an expected lifetime credit loss on its financial assets. The guidance is effective for interim and annual periods beginning after December 15, 2019. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

2.	FAIR VALUE MEASUREMENTS, CASH, CASH EQUIVALENTS AND INVESTMENTS
Fair Value
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate their fair values due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third-party valuator for the fair valuation of securities. Pricing inputs used by the independent third-party valuator are generally received from a single primary vendor. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third-party valuator. The Company also reviews the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third-party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third-party valuator for consideration of reasonableness. The independent third-party valuator considers the information provided by the Company before determining whether a change in their original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada, international government banking organizations and the United States Department of the Treasury, and are all investment grade. The Company also holds a limited amount of equity securities following the initial public offering by the issuer of a previous cost-based investment.
For a description of how the fair values of currency forward contracts and currency option contracts and the fair value of the Debentures (as defined in Note 7), see the “Derivative financial instruments” accounting policies in Note 1 and “Convertible debentures” accounting policies in Note 1 to the Annual Financial Statements.
There were no changes in the fair value of the Company’s Level 3 assets for the three months ended May 31, 2019 and May 31, 2018. The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no transfers in or out of Level 3 assets during the three months ended May 31, 2019 or May 31, 2018.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities. For a detailed description of the Company’s valuation of auction rate securities, see Note 4 to the Annual Financial Statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Cash, Cash Equivalents and Investments
The components of cash, cash equivalents and investments by fair value level as at May 31, 2019 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$168	$—	$—	$—	$168	$164	$—	$—	$4
Other investments	36	—	—	—	36	—	—	36	—
	204	—	—	—	204	164	—	36	4
Level 1:
Equity securities	10	—	(10)	—	—	—	—	—	—

Level 2:
Term deposits, certificates of deposits and GICs	117	—	—	—	117	37	51	—	29
Bankers’ acceptances/bearer deposit notes	62	—	—	—	62	12	50	—	—
Commercial paper	229	—	—	—	229	120	109	—	—
Non-U.S. promissory notes	134	—	—	—	134	—	134	—	—
Non-U.S. government sponsored enterprise notes	158	—	—	—	158	25	133	—	—
U.S. treasury bills/notes	12	—	—	—	12	—	12	—	—
	712	—	—	—	712	194	489	—	29
Level 3:
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	$946	$2	$(10)	$(3)	$935	$358	$489	$55	$33

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 28, 2019 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$326	$—	$—	$—	$326	$322	$—	$—	$4
Other investments	36	—	—	—	36	—	—	36	—
	362	—	—	—	362	322	—	36	4
Level 1:
Equity securities	10	—	(10)	—	—	—	—	—	—

Level 2:
Term deposits, certificates of deposits and GICs	85	—	—	—	85	—	55	—	30
Bankers’ acceptances	39	—	—	—	39	4	35	—	—
Commercial paper	264	—	—	—	264	177	87	—	—
Non-U.S. promissory notes	20	—	—	—	20	20	—	—	—
Non-U.S. government sponsored enterprise notes	139	—	—	—	139	25	114	—	—
Non-U.S. treasury bills/notes	35	—	—	—	35	—	35	—	—
U.S. treasury bills/notes	42	—	—	—	42	—	42	—	—
	624	—	—	—	624	226	368	—	30
Level 3:
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	20	2	—	(3)	19	—	—	19	—
	$1,016	$2	$(10)	$(3)	$1,005	$548	$368	$55	$34
As at May 31, 2019, the Company had equity investments without readily determinable fair value of $36 million (February 28, 2019 - $36 million).
There were no realized gains or losses on available-for-sale securities for the three months ended May 31, 2019 or the three months ended May 31, 2018.
The Company has restricted cash consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to nine years. The Company is restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.
The following table provides a reconciliation of of cash, cash equivalents, restricted cash, and restricted cash equivalents as at May 31, 2019 and February 28, 2019 from the consolidated balance sheets to the consolidated statements of cash flows:

	As at
	May 31, 2019	February 28, 2019
Cash and cash equivalents	$358	$548
Restricted cash and cash equivalents	33	34
Total cash, cash equivalents, restricted cash, and restricted cash equivalents presented in the consolidated statements of cash flows	$391	$582

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The contractual maturities of available-for-sale investments as at May 31, 2019 and February 28, 2019 were as follows:

	As at
	May 31, 2019		February 28, 2019
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$712	$712	$624	$624
Due after five years	17	19	17	19
No fixed maturity	10	—	10	—
	$739	$731	$651	$643
As at May 31, 2019, the Company had investments with continuous unrealized losses totaling $10 million, consisting of unrealized losses on equity securities (February 28, 2019 - continuous unrealized losses totaling $10 million).

3.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of derivative financial instruments outstanding were as follows:

	Derivative Assets (1)(2)		Derivative Liabilities (1)(3)
	As at May 31, 2019	As at February 28, 2019	As at May 31, 2019	As at February 28, 2019
Foreign exchange contracts
Fair value of derivatives designated as cash flow hedges	$—	$1	$(1)	$(1)
Fair value of derivatives not subject to hedge accounting	1	—	(1)	—
Total estimated fair value	$1	$1	$(2)	$(1)

Notional amount	$71	$93	$202	$91
______________________________

(1)	The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

(2)	Derivative assets are included in other current assets.

(3)	Derivative liabilities are included in accrued liabilities.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges. The maturity dates of these instruments range from June 2019 to March 2020. As at May 31, 2019, the net unrealized loss on these forward and option contracts (including option premiums paid) was $1 million (February 28, 2019 - net unrealized loss of nil). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at May 31, 2019, the Company estimates that approximately $1 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income (loss) within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three months ended May 31, 2019:

	Amount of Loss Recognized in Other Comprehensive Loss on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Loss Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended May 31, 2019
Foreign exchange contracts	$(1)	Selling, marketing and administration	$(1)
Total	$(1)		$(1)

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three months ended May 31, 2018:

	Amount of Loss Recognized in Other Comprehensive Loss on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Loss Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended May 31, 2018
Foreign exchange contracts	$(1)	Selling, marketing and administration	$—
Total	$(1)		$—
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to economically hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, euro, and British pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income (loss) each period, offsetting the change in the U.S. dollar value of the foreign currency denominated asset or liability. The maturity dates of these instruments range from June 2019 to August 2019. As at May 31, 2019, there were no unrealized gains or losses recorded in respect of these instruments (February 28, 2019 - nil). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three months ended May 31, 2019 and May 31, 2018:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	May 31, 2019	May 31, 2018
Foreign exchange contracts	Selling, marketing and administration	$(1)	$3
Total		$(1)	$3
Selling, marketing and administration expense for the three months ended May 31, 2019 included nil in gains with respect to foreign exchange net of balance sheet revaluation (three months ended May 31, 2018 - gains of $2 million).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 31, 2019, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was nil (February 28, 2019 - 58%). The Company had no credit risk exposure to counterparties with outstanding or unsettled foreign exchange derivative instruments as at May 31, 2019 (February 28, 2019 - total credit risk exposure of nil on a notional value of $184 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at May 31, 2019, the Company had $1 million in collateral posted to counterparties (February 28, 2019 - nil in collateral posted).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 31, 2019, no single issuer represented more than 12% of the total cash, cash equivalents and investments (February 28, 2019 - no single issuer represented more than 16% of the total cash, cash equivalents and investments), and the largest single issuer was KfW.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures (as defined in Note 7) with a fixed 3.75% interest rate. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio or changes in market value of the Debentures.

4.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts Receivable, Net
The allowance for doubtful accounts as at May 31, 2019 was $25 million (February 28, 2019 - $25 million).
There were two customers that each comprised more than 10% of accounts receivable as at May 31, 2019 (February 28, 2019 - one customer comprised more than 10%).
Other Current Assets
As at May 31, 2019, other current assets include items such as the current portion of deferred commissions, and prepaid expenses, among other items, none of which were greater than 5% of the current assets balance in all periods presented.
Property, Plant and Equipment, Net
Property, plant and equipment comprised the following:

	As at
	May 31, 2019	February 28, 2019
Cost
Buildings, leasehold improvements and other	$68	$68
BlackBerry operations and other information technology	86	85
Manufacturing, repair and research and development equipment	73	73
Furniture and fixtures	14	14
	241	240
Accumulated amortization	160	155
Net book value	$81	$85

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Intangible Assets, Net
Intangible assets comprised the following:

	As at May 31, 2019
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$1,020	$577	$443
Intellectual property	470	249	221
Other acquired intangibles	493	130	363
	$1,983	$956	$1,027
	As at February 28, 2019
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$1,020	$557	$463
Intellectual property	466	239	227
Other acquired intangibles	494	116	378
	$1,980	$912	$1,068
Other acquired intangible assets include items such as customer relationships and brand.
For the three months ended May 31, 2019, amortization expense related to intangible assets amounted to $47 million (three months ended May 31, 2018 - $36 million). During the three months ended May 31, 2019, additions to intangible assets primarily consisted of payments for intellectual property relating to patent maintenance, registration and licenses.
Based on the carrying value of the identified intangible assets as at May 31, 2019 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2020 and each of the four succeeding years is expected to be as follows: 2020 - $134 million; 2021 - $151 million; 2022 - $134 million; 2023 - $105 million; and 2024 - $98 million.
Goodwill
Changes to the carrying amount of goodwill were as follows:

Carrying Amount
Carrying amount as at February 28, 2019	$1,463
Effect of foreign exchange on non-U.S. dollar denominated goodwill	(2)
Measurement period adjustment (see note 5)	(3)
Carrying amount as at May 31, 2019	$1,458
Other Long-term Assets
As at May 31, 2019, other long-term assets include items such as long-term portion of deferred commission and long-term intellectual property licensing receivable, among other items, none of which were greater than 5% of total assets in any of the periods presented.
Accrued Liabilities
Accrued liabilities comprised the following:

	As at
	May 31, 2019	February 28, 2019
Variable incentive accrual	$14	$36
Other	148	156
	$162	$192

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Other accrued liabilities include, among other items, current operating lease liabilities, accrued royalties, current RAP liabilities, accrued vendor liabilities, accrued carrier liabilities and payroll withholding taxes, none of which were greater than 5% of the current liabilities balance.
Other long-term liabilities
Other long-term liabilities consists of the long term portion of finance lease liabilities and non-lease components of RAP liabilities. It previously included the present value of the long-term portion of accrued future lease payments associated with RAP, which are presented in operating lease liabilities as of the adoption of ASC 842. See Note 1.
5.    BUSINESS ACQUISITIONS
On February 21, 2019, the Company acquired all of the issued and outstanding shares of Cylance Inc. (“Cylance”), an artificial intelligence and cybersecurity leader, for approximately $1.4 billion in cash, and common shares, plus the assumption of unvested employee incentive awards. The acquisition of Cylance is a strategic addition to the Company’s end-to-end secure communications portfolio.
Accounting for the acquisition of Cylance is still ongoing. The information presented below is provisional, as the Company is still completing its measurement of consideration transferred for the acquiree, which is subject to further potential purchase price adjustments based upon the final calculation of working capital, and as a result of the preceding item, its measurement of goodwill recognized.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The following table summarizes the preliminary fair value allocations of the acquisition price of the assets acquired and liabilities assumed during fiscal 2019:

	Preliminary balance at February 28, 2019	Measurement Period Adjustment	Preliminary balance at May 31, 2019
Non-cash assets acquired
Current assets	$40	$(6)	$34
Property, plant and equipment and other long-term assets	25	—	25
Intangible assets
Acquired technology	283	—	283
In-process research and development	66	—	66
Customer relationships	277	—	277
Trade name	20	—	20
Goodwill(1)	899	(3)	896
	1,610	(9)	1,601
Liabilities assumed
Current liabilities	27	1	28
Debt	125	—	125
Deferred revenue(2)	95	(2)	93
Deferred tax liability	22	1	23
Other long-term liabilities	8	(7)	1
	277	(7)	270
Net non-cash assets acquired	1,333	(2)	1,331
Cash acquired	10	—	10
Restricted cash acquired	4	—	4
Net assets acquired	1,347	(2)	1,345
Settlement of acquiree debt(3)	125	—	125
	$1,472	$(2)	$1,470

Consideration
Cash consideration	$1,416	$(2)	$1,414
Replacement Awards issued(4)	21	—	21
Exchange shares (5)	35	—	35
Total consideration	$1,472	$(2)	$1,470
______________________________

(1)	Goodwill represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases.

(2)	The fair value of deferred revenue represents the costs to service the assumed obligations, plus a normal profit margin as required under purchase accounting.

(3)	$125 million in cash was paid to existing debt holders to settle Cylance debt outstanding at acquisition.

(4)
Fair value of 8,320,130 options and 824,046 RSUs (“Replacement Awards”) issued in connection with unvested Cylance employee equity awards, related to pre-combination service and considered purchase consideration. See Note 11(b) to the Annual Financial Statements for details on the Replacement Awards.

(5)
In lieu of cash, a proportion of consideration owed to certain Cylance shareholders will be paid in BlackBerry common shares issued from treasury in equal instalments on the next three anniversary dates of the acquisition. There are no service or other requirements associated with the issuance of these shares.

The weighted average amortization period of the acquired technology, in-process research and development, customer relationships and trade name related to the business acquisitions completed during the year ended February 28, 2019 is approximately 8 years, 9 years, 9 years and 7 years, respectively.
The Company incurred $12 million in acquisition-related costs included in selling, general and administration expenses for the fiscal year ended February 28, 2019.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The Company recorded a measurement period recovery of $3 million in selling, general and administration expenses for the three months ended May 31, 2019, as the amount would have been recognized in the prior fiscal year, if the adjustment to the provisional amounts had been recognized as of the acquisition date.
The amounts of revenue and loss before income taxes of the acquisition above included in the consolidated statements of operations for the year ended February 28, 2019 are as follows:

	Revenue	Loss before income taxes
Actuals from acquisition date to February 28, 2019	$2	$(5)
Supplemental Pro Forma Combined Financial Statements
The following pro forma combined results for the year ended February 28, 2019 reflect the consolidated statements of operations of the Company as if the acquisition of Cylance had occurred at the beginning of fiscal 2019. These results combine the historical results of Cylance’s consolidated statements of operations and are not necessarily indicative of the consolidated results of operations of the combined business had the acquisitions actually occurred at the beginning of fiscal 2019 or of the results of future operations of the combined business.
The supplemental pro forma information, as if the acquisitions had occurred on March 1, 2018, is as follows:

For the Year Ended
February 28, 2019
Revenue	$1,027
Net loss (1)	(78)
______________________________

(1)
Includes measurement period adjustments identified for the three months ended May 31, 2019 of $3 million to reflect if the adjustment to the provisional amounts had been recognized as of the acquisition date.

6.	INCOME TAXES
For the three months ended May 31, 2019, the Company’s net effective income tax expense rate was approximately 6% compared to a net effective income tax expense rate of 2% for the three months ended May 31, 2018. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred income tax assets, and in particular, the change in fair value of the Debentures, amongst other items, is offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at May 31, 2019 were $83 million (February 28, 2019 - $84 million). As at May 31, 2019, $71 million of the unrecognized income tax benefits have been netted against deferred income tax assets and $12 million has been recorded within income taxes payable on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

7.	LONG-TERM DEBT
3.75% Convertible Debentures
On September 7, 2016, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a private placement of new debentures in an aggregate amount of $605 million (the “Debentures”).
Interest on the Debentures is payable quarterly in arrears at a rate of 3.75% per annum. The Debentures mature on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company for a total of 60.5 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments. Covenants associated with the Debentures include limitations on the Company’s total indebtedness.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the Debentures then outstanding. During an event of default, the interest rate rises to 7.75% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
The following table summarizes the change in fair value of the Debentures for the three months ended May 31, 2019:

As at
May 31, 2019
Balance as at February 28, 2019	$665
Change in fair value of the Debentures	(20)
Balance as at May 31, 2019	$645
The difference between the fair value of the Debentures and the unpaid principal balance of $605 million is $40 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
The following table shows the impact of the change in fair value of the Debentures for the three months ended May 31, 2019 and May 31, 2018:

	Three Months Ended
	May 31, 2019	May 31, 2018
Income (charge) associated with the change in fair value from non-credit components recorded in the statement of operations	$28	$(28)
Charge associated with the change in fair value from instrument-specific credit components recorded in AOCI	(8)	—
Total decrease (increase) in the fair value of the Debentures	$20	$(28)
For the three months ended May 31, 2019, the Company recorded interest expense related to the Debentures of $6 million, which has been included in investment income, net in the Company’s consolidated statements of operations (three months ended May 31, 2018 - $6 million).
Fairfax, a related party under U.S. GAAP, owns a $500 million principal amount of the Debentures. As such, the payment of interest on the Debentures represents a related-party transaction. Fairfax receives interest at the same rate as other Debenture holders.

8.	CAPITAL STOCK

(a)	Capital Stock
The following details the changes in issued and outstanding common shares for the three months ended May 31, 2019:

	Capital Stock and Additional Paid-in Capital
	Stock Outstanding (000s)	Amount
Common shares outstanding as at February 28, 2019	547,358	$2,688
Stock-based compensation	—	17
Exercise of stock options	241	1
Common shares issued for restricted share unit settlements	144	—
Common shares issued for employee share purchase plan	179	2
Common shares outstanding as at May 31, 2019	547,922	$2,708

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The Company had 548 million common shares, 8 million options to purchase common shares, 23 million restricted share units and 0.9 million deferred share units outstanding as at June 21, 2019. In addition, 60.5 million common shares are issuable upon conversion in full of the Debentures as described in Note 7.

(b)	Stock-based Compensation
Inducement Awards
In the first quarter of fiscal 2020, the Board approved an agreement to grant performance-based equity awards (“Inducement Awards”) to the co-founders of Cylance covering up to 4,182,189 common shares. Up to 25%, 35% and 40% of the Inducement Awards may be earned at the end of the Company’s 2020, 2021 and 2022 fiscal years, respectively, if certain performance conditions are met, and any earned amounts will vest at the end of fiscal 2022. The Company also notes that 75% of the awards eligible to vest in a given year are based on achievement of a billings goal and 25% are based on achievement of a contribution margin goal. The Company recorded compensation expense with respect to the Inducement Awards of approximately $3 million for the three months ended May 31, 2019.

9.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended
	May 31, 2019	May 31, 2018
Net loss for basic loss per share available to common shareholders	$(35)	$(60)
Less: Debentures fair value adjustment (1)(2)	(28)	—
Add: Interest expense on Debentures (1)(2)	6	—
Net loss for diluted loss per share available to common shareholders	$(57)	$(60)

Weighted average number of shares outstanding (000s) - basic (3)	551,845	536,964
Effect of dilutive securities (000s)
Stock-based compensation (4)	—	—
Conversion of Debentures (1)(2)	60,500	—
Weighted average number of shares and assumed conversions (000s) - diluted	612,345	536,964
Loss per share - reported
Basic	$(0.06)	$(0.11)
Diluted	$(0.09)	$(0.11)
______________________________

(1)
The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the quarter for the three months ended May 31, 2019. Accordingly, to calculate diluted loss per share, the Company adjusted net loss by eliminating the fair value adjustment made to the Debentures and interest expense incurred on the Debentures in the three months ended May 31, 2019, and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 7 for details on the Debentures.

(2)
The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of loss per share for the three months ended May 31, 2018, as to do so would be antidilutive. See Note 7 for details on the Debentures.

(3)
Includes approximately 4,182,189 common shares to be issued in equal instalments on the next three anniversary dates of the Cylance acquisition, in consideration for the acquisition. There are no service or other requirements associated with the issuance of these shares.

(4)
The Company has not presented the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three months ended May 31, 2019, and three months ended May 31, 2018 as to do so would be antidilutive.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes in AOCI by component, net of tax, for the three months ended May 31, 2019 were as follows:

	Foreign Currency Cumulative Translation Adjustment	Accumulated Net Unrealized Losses on Cash Flow Hedges	Other Post-Employment Benefit Obligations	Accumulated Net Unrealized Gains on Available-for-Sale Debt Securities	Change in fair value from instrument-specific credit risk on Debentures	Total
AOCI as at February 28, 2019	$(7)	$—	$(1)	$2	$(14)	$(20)
Other comprehensive loss before reclassifications	(1)	(2)	—	—	(8)	(11)
Amounts reclassified from AOCI into loss	—	1	—	—	—	1
Change in cumulative comprehensive loss for the period	(1)	(1)	—	—	(8)	(10)
AOCI as at May 31, 2019	$(8)	$(1)	$(1)	$2	$(22)	$(30)
During the three months ended May 31, 2019, $1 million in losses (pre-tax and post-tax) associated with cash flow hedges were reclassified from AOCI into selling, marketing and administration expenses.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Letters of Credit
The Company had $30 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business as of May 31, 2019. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended February 28, 2019, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “Litigation against the Company may result in adverse outcomes” and “The Company could be found to have infringed on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 31, 2019, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable; therefore, no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result; however, an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments,

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent claims that have allegedly been infringed or the products that are alleged to infringe; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions in the U.S. and Canada alleging that the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed.
On March 14, 2014, the four putative U.S. class actions were consolidated in the U.S. District Court for the Southern District of New York, and on May 27, 2014, a consolidated amended class action complaint was filed. On March 13, 2015, the Court issued an order granting the Company’s motion to dismiss. The Court denied the plaintiffs’ motion for reconsideration and for leave to file an amended complaint on November 13, 2015. On August 24, 2016, the U.S. Court of Appeals for the Second Circuit affirmed the District Court order dismissing the complaint, but vacated the order denying leave to amend and remanded to the District Court for further proceedings in connection with the plaintiffs’ request for leave to amend. The Court granted the plaintiffs’ motion for leave to amend on September 13, 2017. On September 29, 2017, the plaintiffs filed a second consolidated amended class action complaint (the “Second Amended Complaint”), which added the Company’s Chief Legal Officer as a defendant. The Court denied the motion to dismiss the Second Amended Complaint on March 19, 2018. During the first quarter of fiscal 2019, the U.S. class actions lawsuit proceeded to discovery. All proceedings, including plaintiffs’ pending motion for class certification but excluding fact and expert discovery, are currently suspended pending the decision of the Second Circuit Court of Appeals in Arkansas Teachers Retirement System et al. v. Goldman Sachs Group, Inc., et al., which involves an issue relevant to the motion for class certification.
On July 23, 2014, the plaintiffs in the putative Ontario class action filed a motion for certification and leave to pursue statutory misrepresentation claims. On November 16, 2015, the Ontario Superior Court of Justice issued an order granting the plaintiffs’ motion for leave to file a statutory claim for misrepresentation. On December 2, 2015, the Company filed a notice of motion seeking leave to appeal this ruling. On January 22, 2016, the court postponed the hearing on the plaintiffs’ certification motion to an undetermined date after asking the Company to file a motion to dismiss the claims of the U.S. plaintiffs for forum non conveniens. Before that motion was heard, the parties agreed to limit the class to purchasers who reside in Canada or purchased on the Toronto Stock Exchange. On November 15, 2018, the Court denied the Company’s motion for leave to appeal the order granting the plaintiffs leave to file a statutory claim for misrepresentation. On February 5, 2019, the Court entered an order certifying a class comprised of persons (a) who purchased BlackBerry common shares between March 28, 2013, and September 20, 2013, and still held at least some of those shares as of September 20, 2013, and (b) who acquired those shares on a Canadian stock exchange or acquired those shares on any other stock exchange and were a resident of Canada when the shares were acquired. Notice of class certification was published on March 6, 2019. The Company filed its Statement of Defence on April 1, 2019, and discovery is proceeding.
On February 15, 2017, a putative employment class action was filed against the Company in the Ontario Superior Court of Justice. The Statement of Claim alleges that actions the Company took when certain if its employees decided to accept offers of employment from Ford Motor Company of Canada amounted to a wrongful termination of the employees’ employment with the Company. The claim seeks (i) an unspecified quantum of statutory, contractual, or common law termination entitlements; (ii) punitive or breach of duty of good faith damages of CAD$20,000,000, or such other amount as the Court finds appropriate, (iii) pre and post judgment interest, (iv) attorneys’ fees and costs, and (v) such other relief as the Court deems just. The Court granted the plaintiffs’ motion to certify the class action on May 27, 2019. The Company commenced a motion for leave to appeal the certification order on June 11, 2019.
On February 4, 2019, a putative employment class action and California Private Attorney General Act claim was filed against the Company in the San Joaquin County Superior Court alleging the Company (i) failed to provide itemized wage statements in violation of California Labor Code Section 226(a); and (ii) failed to pay all wages due at termination in violation of California Labor Code Section 201. The complaint seeks statutory penalties, injunctive relief, interest,

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

costs, and attorneys’ fees. The Company filed its answer denying the allegations in the complaint on March 18, 2019, and discovery is proceeding.
Other contingencies
In the first quarter of fiscal 2019, the Board approved the 2019 Executive Chair Grant. As part of the agreement, the Company’s Executive Chair and CEO is entitled to receive a contingent performance-based cash award in the amount of $90 million that will become earned and payable should the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reach $30 before November 3, 2023. As the award is triggered by the Company’s share price, it is considered stock-based compensation and accounted for as a share-based liability award. As at May 31, 2019, the liability recorded in association with this award is approximately $1 million.

(c)	Concentrations in Certain Areas of the Company’s Business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to supply, availability and pricing risks. The Company has also entered into various agreements for the supply of components and the manufacturing of its products; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to risks of supply shortages.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action that could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of the Company, and its current and former directors and executive officers. The Company has not encountered material costs as a result of such indemnifications in the current period. See the Company’s Management Information Circular for fiscal 2019 for additional information regarding the Company’s indemnification agreements with its current and former directors and executive officers.

12.	LEASES
The Company has operating and finance leases primarily for corporate offices, research and development facilities, data centers and certain equipment. The Company’s leases have remaining lease terms of between 1 year and 9 years, some of which may include options to extend the lease for up to 10 years, and some of which may include options to terminate the lease within 6 months.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The components of lease expense were as follows:

Three Months Ended
May 31, 2019
Operating lease cost, included in selling, marketing & administration	$9

Finance lease cost
Amortization of ROU assets, included in amortization	$1
Interest on lease liabilities, included in investment income, net	—
Total finance lease cost	$1
Supplemental cash flow information related to leases was as follows:

Three Months Ended
May 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Cash used in operating activities related to operating lease payments	$10
During the three months ended May 31, 2019, the Company did not obtain any ROU assets in exchange for lease obligations.
Supplemental balance sheet information related to leases was as follows:

	As at
	May 31, 2019	March 1, 2019 (adoption)
Operating leases
Operating lease assets
Operating lease ROU assets	$153	$161
Operating lease liabilities
Accrued liabilities	33	36
Operating lease liabilities	145	153
Total operating lease liabilities	$178	$189

Finance leases
Finance lease assets
Property, plant and equipment	$8	$8
Accumulated depreciation	(5)	(5)
Property, plant and equipment, net	$3	$3

Finance lease liabilities
Accrued liabilities	$2	$2
Other long-term liabilities	1	1
Total finance lease liabilities	$3	$3

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

As at
May 31, 2019
Weighted Average Remaining Lease Term
Operating leases	5.9 years
Finance leases	1.6 years
Weighted Average Discount Rate
Operating leases	3.7%
Finance leases	5.8%
Maturities of undiscounted lease liabilities were as follows:

	As at
	May 31, 2019
	Operating Leases	Finance Leases
Fiscal year 2020 (excluding the three months ended May 31, 2019)	$32	$2
Fiscal year 2021	36	1
Fiscal year 2022	33	—
Fiscal year 2023	28	—
Fiscal year 2024	25	—
Thereafter	47	—
Total future minimum lease payments	201	3
Less:
Imputed interest	(23)	—
Total	$178	$3

13.	REVENUE AND SEGMENT DISCLOSURES
Revenue
The Company disaggregates revenue from contracts with customers based on geographical regions, timing of revenue recognition, and the major product and service types. The Company’s revenue, classified by major geographic region in which the Company’s customers are located, was as follows:

	Three Months Ended
	May 31, 2019	May 31, 2018
North America (1)	$160	$139
Europe, Middle East and Africa	61	52
Other regions	26	22
Total	$247	$213

North America (1)	64.8%	65.3%
Europe, Middle East and Africa	24.7%	24.4%
Other regions	10.5%	10.3%
Total	100.0%	100.0%
(1) North America includes all revenue from the Company’s intellectual property arrangements, due to the global applicability of the patent portfolio and licensing arrangements thereof.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Total revenue, classified by product and service type, was as follows:

	Three Months Ended
	May 31, 2019	May 31, 2018
IoT	$136	$126
BlackBerry Cylance	32	—
Licensing	72	63
Other	7	24
Total	$247	$213
Internet of Things (“IoT”) includes revenue from the Company’s suite of security software products and services designed to secure endpoint communications for the IoT, including BlackBerry UEM, BlackBerry Dynamics, BlackBerry AtHoc, Secusmart and the technologies offered by BlackBerry QNX. IoT revenue is generated predominantly through software licenses, commonly bundled with support, maintenance and professional services.
BlackBerry Cylance includes revenue from the Company’s artificial intelligence and machine learning-based platform consisting of CylancePROTECT, CylanceOPTICS, professional services and other cybersecurity applications.
Licensing includes revenue from the Company’s intellectual property licensing arrangements, BBM Consumer licensing arrangement, and mobility licensing software arrangements which includes revenue from licensed hardware sales.
Other includes revenue associated with the Company’s legacy SAF business, relating to subscribers utilizing the Company’s legacy BlackBerry 7 and prior operating systems, as well as revenue relating to unspecified future software upgrade rights for devices previously sold by the Company and legacy handheld revenue associated with the release of previously accrued amounts when the Company determines it has no further performance obligations.
Revenue, classified by timing of recognition, was as follows:

	Three Months Ended
	May 31, 2019	May 31, 2018
Products and services transferred over time	$152	$124
Products and services transferred at a point in time	95	89
Total	$247	$213
Revenue contract balances
The following table sets forth the activity in the Company’s revenue contract balances for the three months ended May 31, 2019:

	Accounts Receivable	Deferred Revenue	Deferred Commissions
Opening balance as at February 28, 2019	$194	$350	$23
Increases due to invoicing of new or existing contracts, associated contract acquisition costs, or other	179	138	16
Decreases due to payment, fulfillment of performance obligations, or other	(149)	(109)	(12)
Increase, net	30	29	4
Closing balance as at May 31, 2019	$224	$379	$27
Transaction price allocated to the remaining performance obligations
The table below discloses the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as at May 31, 2019 and the time frame in which the Company expects to recognize this revenue. The disclosure includes estimates of variable consideration, except when the variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

	As at May 31, 2019
	Less than 12 Months	12 to 24 Months	Thereafter	Total
Remaining performance obligations	$275	$110	$74	$459
Revenue recognized for performance obligations satisfied in prior periods
For the three months ended May 31, 2019, no revenue was recognized relating to performance obligations satisfied in a prior period (three months ended May 31, 2018 - $6 million in revenue recognized relating to the legacy handheld devices business).
Segment Disclosures
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. The CODM, who is the Executive Chair and CEO, reviews financial information, makes decisions and assesses the performance of the Company as a single operating segment.
Geographical distribution of assets
Property, plant and equipment, intangible assets, operating lease ROU assets and goodwill, classified by geographic regions in which the Company’s assets are located, were as follows:

	As at
	May 31, 2019		February 28, 2019
	Property, Plant and Equipment, Intangible Assets, operating lease ROU assets and Goodwill	Total Assets	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets
Canada	$428	$649	$396	$654
United States	2,235	3,172	2,178	3,089
Other	56	183	42	186
	$2,719	$4,004	$2,616	$3,929
Information about major customers
There was one customer that comprised more than 10% of revenue during the three months ended May 31, 2019 (three months ended May 31, 2018 - one customer comprised more than 10% of revenue).

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 2019
June 26, 2019
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three months ended May 31, 2019, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 28, 2019 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three months ended May 31, 2019 and up to and including June 26, 2019.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2019 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2019 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to increase, enhance and integrate its product and service offerings;

•	the Company’s expectations regarding revenue for fiscal 2020;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Business Overview -Strategy ”, “Key Metrics - Recurring Revenue Percentage”, “Results of Operations – Three months ended May 31, 2019 compared to three months ended May 31, 2018 - Revenue - Revenue by Product and Service”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF and the following:

•	the Company’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance;

•	the Company’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability;

•	the intense competition faced by the Company;

•
the occurrence or perception of a breach of the Company’s network or product security measures, or an inappropriate disclosure of confidential or personal information could significantly harm its business;

1

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	risks related to the Company’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively;

•	the Company’s dependence on its relationships with resellers and channel partners; and

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations;
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates. See “Business Overview - Strategy” in this MD&A, as well as the “Narrative Description of the Business - Strategy” section in the AIF.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is a trusted security software and services company that provides enterprises and governments with the technology they need to secure the Internet of Things (the “IoT”). Based in Waterloo, Ontario, the company is unwavering in its commitment to safety, cybersecurity and data privacy, and leads in key areas such as artificial intelligence (“AI”), endpoint security and management, encryption and embedded systems. The Company’s common shares trade under the ticker symbol “BB” on the New York Stock Exchange and the Toronto Stock Exchange.
Strategy
The Company is widely recognized for productivity and security innovations, and the Company believes that it delivers the most secure endpoint management and communications solutions in the market. With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries.
The Company is focused on delivering an end-to-end software and services platform to secure the IoT. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the IoT, including unified endpoint management (“UEM”), cybersecurity solutions, embedded systems, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network, as well as in the cloud.
The Company intends to continue to increase and enhance its product and service offerings through both organic investments and strategic acquisitions. The Company’s goal is to remain a leader in its target enterprise markets by continuing to extend the functionality of its secure platform and delivering innovative solutions focused on strategic industry verticals.
Products and Services
The Company’s core software and services offering is its end-to-end platform that comprises endpoint management capabilities, enterprise communication and collaboration software and safety-certified embedded solutions. The Company is developing BlackBerry Spark, a next-generation secure communications platform that will create and leverage trusted connections between endpoints. The Company expects a robust schedule of product launches in fiscal 2020, including new offerings for BlackBerry Spark, BlackBerry Cylance and BlackBerry QNX.
The Company groups its portfolio of product and services offerings as follows: IoT, BlackBerry Cylance, Licensing and Other.
The Company’s IoT business is comprised of the Company’s suite of security software products and services designed to secure endpoint communications for the IoT, including BlackBerry UEM, BlackBerry Dynamics, BlackBerry AtHoc, Secusmart and the technologies offered by BlackBerry QNX. The IoT business generates revenue predominantly through software licenses, commonly bundled with support, maintenance and professional services. In fiscal 2019, the IoT products and services were included in the Company’s Enterprise Software & Services (“Enterprise”) and BlackBerry Technology Solutions (“BTS”) business groupings.

2

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

BlackBerry UEM offers a “single pane of glass”, or unified console view, for managing and securing devices, applications, identity, content, and IoT endpoints across all leading operating systems. BlackBerry Dynamics offers a best-in-class development platform and secure container for mobile applications, including the Company’s own enterprise applications such as BlackBerry Work and BlackBerry Connect for secure collaboration. BlackBerry AtHoc provides secure, networked crisis communications solutions, and Secusmart provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities.
The BlackBerry QNX unit is a global provider of real-time operating systems, middleware, development tools, and professional services for connected embedded systems in the automotive, medical, industrial automation and other markets. A leader in software for automotive electronics, BlackBerry QNX offers a growing portfolio of certified safety-critical modules and platform solutions and is focusing on achieving design wins with automotive original equipment manufacturers, Tier 1 vendors and automotive semiconductor suppliers. These solutions include the BlackBerry QNX CAR Platform and the Neutrino operating system, among other technologies.
The Company’s IoT offerings also include its BlackBerry Radar asset tracking solution, BlackBerry Workspaces electronic file synchronization and sharing platform, BlackBerry Jarvis code security testing platform, Paratek antenna tuning technology, BlackBerry Certicom cryptography and key management products, BlackBerry Messenger (“BBM”) Enterprise service, BlackBerry Spark Communication Services and BlackBerry Cybersecurity Services.
The BlackBerry Cylance business offers a leading AI and machine learning-based platform consisting of CylancePROTECT, an endpoint threat prevention solution that uses machine learning to prevent suspicious behavior and the execution of malicious code on an endpoint, and CylanceOPTICS, an endpoint detection and response (“EDR”) solution that provides both visibility into and prevention of malicious activity on an endpoint. BlackBerry Cylance also offers professional services and other cybersecurity applications. The Company intends to integrate the intelligent cybersecurity capabilities of BlackBerry Cylance with BlackBerry Spark and BlackBerry QNX technologies.
The Licensing business includes the Company’s patent licensing programs and its mobility software licensing arrangements, including the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded, and white label handsets. The Company intends to expand its security software and brand licensing program to include a broader set of devices and non-smartphone endpoints.
The Company’s Other business generates revenue from service access fees (“SAF”) charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, as well as revenue relating to unspecified future software upgrade rights for devices previously sold by the Company.
Recent Developments
The Company continues to execute on its strategy in fiscal 2020 and announced the following achievements:

•
Entered into a collaborative supply agreement expanding the Company’s partnership with LG Electronics Inc. to accelerate the deployment of connected and autonomous vehicle technology for automotive OEMs and Tier 1 vendors;

•	Announced that BlackBerry QNX Software is embedded in more than 150 million vehicles;

•
Achieved Federal Risk and Authorization Management Program (“FedRAMP”) Ready status for the BlackBerry Government Mobility Suite, a cloud-based endpoint management solution developed specifically for U.S. government agencies;

•
Announced support of Canada’s Digital Charter, aimed at protecting the privacy and data security of Canadians, and that the Company has been recognized by the Government of Canada as a benchmark for trusted technology;

•	Announced that Forrester found that BlackBerry Cylance’s AI-driven endpoint security products delivered a 99 percent return on investment;

•
Announced that BlackBerry Cylance has completed an Australian Information Security Registered Assessors Program (IRAP) assessment to obtain certification as a security solutions provider to Australian federal government agencies;

•
With WITTENSTEIN high integrity systems, announced a new embedded software platform that enables the development of safety-certified and mission-critical applications on heterogenous system-on-chip processors;

•
Launched BlackBerry Radar H2, a new intelligent, data-driven asset monitoring device that can help automate operations, improve utilization of trailers, containers, chassis and other remote assets, as well as ensure assets are safe and secure;

•	Established BlackBerry Government Solutions, to accelerate the company’s FedRAMP initiatives and deepen ties with U.S. federal agencies;

3

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
BlackBerry Limited announced that the NATO Communications and Information (NCI) Agency has awarded a contract for BlackBerry’s SecuSUITE® for Government to encrypt the conversations of its technology and cyber leaders;

•	Announced that Verizon added BlackBerry Cylance’s AI-driven antivirus security solutions to its Managed Security Services portfolio; and

•	Introduced CylancePERSONA, the first proactive endpoint behavioral analytics solution.
Inducement Awards
In the first quarter of fiscal 2020, the Board approved an agreement to grant performance-based equity awards (“Inducement Awards”) to the co-founders of Cylance covering up to 4,182,189 common shares. Up to 25%, 35% and 40% of the Inducement Awards may be earned at the end of the Company’s 2020, 2021 and 2022 fiscal years, respectively, if certain performance conditions are met, and any earned amounts will vest at the end of fiscal 2022. The Company also notes that 75% of the awards eligible to vest in a given year are based on achievement of a billings goal and 25% are based on achievement of a contribution margin goal.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis unless otherwise noted. On June 26, 2019, the Company announced financial results for the three months ended May 31, 2019, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted earnings (loss) per share. The Company believes the presentation of these non-GAAP measures provides management and shareholders with important information regarding the Company’s financial performance.
For the three months ended May 31, 2019, these measures were adjusted for the following (collectively, the “Q1 Fiscal 2020 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•
the Q1 Fiscal 2020 Debentures Fair Value Adjustment (as defined below under “First Quarter Fiscal 2020 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $28 million;

•	restructuring charges from the Resource Allocation Program (“RAP”) consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $1 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $20 million;

•	software deferred commission expense acquired but not recognized due to business combination accounting rules of approximately $5 million;

•	stock compensation expense of approximately $17 million;

•	amortization of intangible assets acquired through business combinations of approximately $35 million;

•	business acquisition and integration costs incurred through business combinations of approximately $1 million; and

•	income tax valuation allowance related to the acquisition of Cylance of approximately $1 million.

4

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to assess the Company’s operating performance relative to its consolidated financial results in prior and future periods on a more comparable basis. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin percentage, adjusted income (loss) before income taxes, adjusted net income (loss), adjusted earnings (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are presented in the Consolidated Financial Statements and are described in this MD&A. A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended May 31, 2019 was included in the Company’s press release dated June 26, 2019, and is reflected in the table below:

Q1 Fiscal 2020 Non-GAAP Adjustments		For the Three Months Ended May 31, 2019
		(in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$247	$177	71.7%	$(33)	$(35)	$(0.06)
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	(28)	(28)
RAP charges (2)	Cost of sales	—	1	0.4%	1	1
Software deferred revenue acquired (3)	Revenue	20	20	2.1%	20	20
Software deferred commission expense acquired	Selling, marketing and administration	—	—	—%	(5)	(5)
Stock compensation expense	Cost of sales	—	1	0.3%	1	1
Stock compensation expense	Research and development	—	—	—%	3	3
Stock compensation expense	Selling, marketing and administration	—	—	—%	13	13
Acquired intangibles amortization	Amortization	—	—	—%	35	35
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	1	1
Acquisition valuation allowance	Income taxes	—	—	—%	—	(1)
Adjusted		$267	$199	74.5%	$8	$5	$0.01
______________________________

(1)	See “First Quarter Fiscal 2020 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.

(2)	See “First Quarter Fiscal 2020 Summary Results of Operations – Financial Highlights - Restructuring Charges”.

(3)	$19 million was included in BlackBerry Cylance revenue and $1 million was included in IoT revenue.
Similarly, on June 22, 2018, the Company announced financial results for the three months ended May 31, 2018, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin percentage, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted earnings (loss) per share.
For the three months ended May 31, 2018, these measures were adjusted for the following (collectively, the “Q1 Fiscal 2019 Non-GAAP Adjustments”) (all items pre-tax and after tax):

•	a fair value adjustment associated with the Company’s 3.75% unsecured convertible debentures (the “Debentures”) of approximately $28 million (the “Q1 Fiscal 2019 Debentures Fair Value Adjustment”);

•	RAP charges of approximately $4 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $4 million;

•	stock compensation expense of approximately $18 million;

•	amortization of intangible assets acquired through business combinations of approximately $22 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $1 million.

5

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended May 31, 2018 was included in the Company’s press release, dated June 22, 2018, and is reflected in the table below.

		For the Three Months Ended May 31, 2018
		(in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings per share
As reported		$213	$161	75.6%	$(59)	$(60)	$(0.11)
Debentures fair value adjustment	Debentures fair value adjustment	—	—	—	28	28
RAP charges	Research and development	—	—	—	2	2
RAP charges	Selling, marketing and administration	—	—	—	2	2
Software deferred revenue acquired (1)	Revenue	4	4	0.4%	4	4
Stock compensation expense	Cost of sales	—	1	0.5%	1	1
Stock compensation expense	Research and development	—	—	—	3	3
Stock compensation expense	Selling, marketing and administration	—	—	—	14	14
Acquired intangibles amortization	Amortization	—	—	—	22	22
Business acquisition and integration costs	Selling, marketing and administration	—	—	—	1	1
Adjusted		$217	$166	76.5%	$18	$17	$0.03
______________________________

(1)	Included in IoT revenue.

6

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA and adjusted EBITDA margin percentage, as presented in the tables below, for the three months ended May 31, 2019 of $23 million and 9%. These are non-GAAP financial measures that do not have any standardized meaning as prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

For the Three Months Ended May 31, 2019
(in millions)
Operating loss	$(36)
Non-GAAP adjustments to operating loss
Debentures fair value adjustment	(28)
Restructuring charges	1
Software deferred revenue acquired	20
Software deferred commission acquired	(5)
Stock compensation expense	17
Acquired intangibles amortization	35
Business acquisition and integration costs	1
Total non-GAAP adjustments to operating loss	41
Non-GAAP operating income	5
Amortization	53
Acquired intangibles amortization	(35)
Adjusted EBITDA	$23
Adjusted revenue (per above)	267
Adjusted EBITDA margin	9%
Adjusted EBITDA and adjusted EBITDA margin percentage for the three months ended May 31, 2018 are reflected in the table below:

For the Three Months Ended May 31, 2018
(in millions)
Operating loss	$(65)
Non-GAAP adjustments to operating loss
Debentures fair value adjustment	28
RAP charges	4
Software deferred revenue acquired	4
Stock compensation expense	18
Acquired intangibles amortization	22
Business acquisition and integration costs	1
Total non-GAAP adjustments to operating loss	77
Non-GAAP operating income	12
Amortization	41
Acquired intangibles amortization	(22)
Adjusted EBITDA	$31
Adjusted revenue (per above)	217
Adjusted EBITDA margin	14%

7

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported free cash flow as described in “First Quarter Fiscal 2020 Summary Results of Operations - Free Cash Flow”, below.
Key Metrics
The Company regularly monitors a number of financial and operating metrics, including the following key metrics, in order to measure the Company’s current performance and estimate future performance. Readers are cautioned that recurring revenue percentage, annual recurring revenue (“ARR”) and dollar-based net retention rate (“DBNRR”) do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies.
Recurring revenue percentage
The Company defines recurring revenue percentage as subscription, license and support revenue (which includes revenue relating to support for perpetual licenses) less IP and professional services for the period divided by revenue for the period. The Company uses recurring revenue percentage to provide visibility into the revenue expected to be recognized in the current and future periods.
Total software and services revenue, excluding IP and professional services, was greater than 90% recurring in the first quarter of fiscal 2020. Total software and services includes IoT, BlackBerry Cylance and Licensing. The Company expects that in fiscal 2020, between 85% and 90% of software and services revenue, excluding IP and professional services, will be recurring.
Annual Recurring Revenue (“ARR”)
The Company defines ARR as the annualized value of all active subscription contracts as of the end of the reporting period. The Company uses ARR as an indicator of business momentum for the BlackBerry Cylance product line.
BlackBerry Cylance ARR was approximately $172 million in the first quarter of fiscal 2020, an increase of approximately $40 million, or 30%, compared to approximately $130 million in the first quarter of fiscal 2019.
Dollar-Based Net Retention Rate (“DBNRR”)
The Company defines DBNRR as the percentage of total annual contract value (“ACV”) from its subscription customer base at the end of a trailing 12-month period over the ACV of the same tranche of customers at the beginning of that 12-month period. The Company uses DBNRR to evaluate the long-term value of BlackBerry Cylance’s customer relationships, measuring the ability of the business to retain and expand recurring revenue from its existing customer base.
BlackBerry Cylance DBNRR was greater than 100% in the first quarter of fiscal 2020 and in the first quarter of fiscal 2019.
Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of those noted below.
Leases
On March 1, 2019, the Company adopted the new standard on leases, Accounting Standards Codification 842 (“ASC 842”). The Company determines if an arrangement is or contains a lease at inception. Such determination requires consideration of all relevant facts and circumstances. Operating leases are included in operating lease right-of-use (“ROU”) assets, accrued liabilities, and operating lease liabilities on the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, accrued liabilities, and other long-term liabilities on the Company’s consolidated balance sheets.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As most of the Company’s leases do not provide an implicit discount rate, the Company primarily uses its incremental borrowing rate, based on the information available at the commencement date of the lease, in determining the present value of future payments. The Company’s incremental borrowing rate is determined based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The operating lease ROU asset includes any lease payments made, lease incentives and initial direct costs incurred. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum

8

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

lease payments is recognized on a straight-line basis over the lease term. In some cases, the Company has index-based variable lease payments for which an estimated rate is applied to the initial lease payment to determine future lease payments amounts.
The Company has building, car and data center lease agreements with lease and non-lease components that are accounted for separately. The Company has elected the short-term lease exemption, which allows the Company to not apply the recognition requirements to lease terms of 12 months or less on commencement date. The Company also elected the package of practical expedients where lease classification, embedded leases, and initial direct costs are not reassessed upon adoption of ASC 842.
For additional information concerning the Company’s leases, see Note 12 to the Consolidated Financial Statements.
Derivative financial instruments
On March 1, 2019, the Company adopted the new Accounting Standards Update (“ASU”) 2017-12 related to accounting for hedging activities. The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.
For derivative instruments designated as cash flow hedges, the entire change in the value of the hedging instrument included in the assessment of hedge effectiveness is initially reported as a component of accumulated other comprehensive income (loss) (“AOCI”), net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income. In order for the Company to receive hedge accounting treatment, the cash flow hedge must be highly effective in offsetting changes in the value of the hedged item and the relationship between the hedging instrument and the associated hedged item must be formally documented in the same quarter in which the hedge relationship was designated. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items and whether they are expected to continue to be highly effective in future periods.
The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated unrealized gains and losses in AOCI are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instruments for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability or forecasted transaction.

Issued Accounting Pronouncements
In June 2016, the FASB issued guidance related to the measurement of credit losses on financial instruments, ASU 2016-13. This guidance replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses, requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, and requires entities to estimate an expected lifetime credit loss on its financial assets. The guidance is effective for interim and annual periods beginning after December 15, 2019. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

9

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

First Quarter Fiscal 2020 Summary Results of Operations
The following table sets forth certain unaudited consolidated statements of operations data for the quarter ended May 31, 2019 compared to the quarter ended May 31, 2018 under U.S. GAAP.

	For the Three Months Ended
	(in millions, except for share and per share amounts)
	May 31, 2019		May 31, 2018		Change
Revenue (1)(2)	$247	100.0%	$213	100.0%	$34
Gross margin (1)(2)	177	71.7%	161	75.6%	16
Operating expenses (1)(2)	213	86.2%	226	106.1%	(13)
Income before income taxes	(33)	(13.4%)	(59)	(27.7%)	26
Provision for income taxes	2	0.8%	1	0.5%	1
Net income (1)	$(35)	(14.2%)	$(60)	(28.2%)	$25

Earnings (loss) per share - reported
Basic	$(0.06)		$(0.11)		$0.05
Diluted (3)(4)	$(0.09)		$(0.11)		$0.02

Weighted-average number of shares outstanding (000s)
Basic (5)	551,845		536,964
Diluted (3)(4)	612,345		536,964
______________________________

(1)
See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2020 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin, adjusted operating expenses and adjusted net income in the first quarter of fiscal 2020.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2019 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the first quarter of fiscal 2019.

(3)
Diluted loss per share on a U.S. GAAP basis for the first quarter of fiscal 2020 and fiscal 2019 does not include the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares, as it would be anti-dilutive. See Note 9 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

(4)
Diluted loss per share on a U.S. GAAP basis for the first quarter of fiscal 2019 does not include the dilutive effect of the Debentures as it would be anti-dilutive. See Note 9 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

(5)
Basic loss per share on a U.S. GAAP basis for the first quarter of fiscal 2020 includes approximately 4,182,189 common shares to be issued in equal instalments on the next three anniversary dates of the Cylance acquisition, in consideration for the acquisition. There are no service or other requirements associated with the issuance of these shares.

Financial Highlights
In the first quarter of fiscal 2020, the Company recognized revenue of $247 million and incurred a loss of $35 million, or $0.06 basic loss per share on a U.S. GAAP basis. The Company incurred a diluted loss per share of $0.09 on a U.S. GAAP basis. The Company recognized adjusted revenue of $267 million and adjusted net income of $5 million, or adjusted earnings of $0.01 per share, on a non-GAAP basis. See also “Non-GAAP Financial Measures”.
The Company had approximately $935 million in cash, cash equivalents and investments as of May 31, 2019.
Free Cash Flow
Free cash flow is a measure of liquidity calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For the three months ended May 31, 2019, the Company’s net cash used in operating activities was $64 million and capital expenditures were $2 million, resulting in the Company reporting free cash usage of $66 million. Free cash usage was $49 million for the three months ended May 31, 2019 before considering the impact of acquisition and integration expenses, restructuring costs and legal proceedings.

10

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation has been and continues to be required under U.S. GAAP. The fair value adjustment does not impact the terms of the Debentures such as the face value, the redemption features or the conversion price.
In the first quarter of fiscal 2020, the fair value of the Debentures decreased by approximately $20 million. For the three months ended May 31, 2019, the Company recorded a non-cash charge relating to changes in fair value from instrument-specific credit risk of $8 million in AOCI and non-cash income relating to changes in fair value from non-credit components of $28 million (pre-tax and after tax) (the “Q1 Fiscal 2020 Debentures Fair Value Adjustment”) in the Company’s consolidated statements of operations.
Restructuring Charges
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the three months ended May 31, 2019, the Company incurred approximately $1 million in total pre-tax charges related to this program.
Results of Operations - Three months ended May 31, 2019 compared to three months ended May 31, 2018
Consolidated Revenue
Consolidated revenue increased $34 million to approximately $247 million in the first quarter of fiscal 2020 from $213 million in the first quarter of fiscal 2019. The increase was primarily due to an increase of $32 million in BlackBerry Cylance revenue to $32 million from nil, an increase of $10 million in IoT revenue to $136 million from $126 million and an increase of $9 million in Licensing revenue to $72 million from $63 million, offset by a decrease of $17 million in Other revenue to $7 million from $24 million. See “Results of Operations - Three months ended May 31, 2019 compared to three months ended May 31, 2018 - Revenue - Revenue by Product and Service” below.
BlackBerry Cylance revenue of $32 million was due to the acquisition of Cylance in the fourth quarter of fiscal 2019.
The increase in IoT revenue of $10 million was primarily due to increased revenue from professional services, royalties and development seat revenue from BlackBerry QNX.
The increase in Licensing revenue of $9 million was primarily due to the completion of certain performance obligations relating to the BBM Consumer licensing arrangement and certain mobility licensing arrangements and higher IP revenue from the Company’s patent licensing agreement with Teletry that allows it to sublicense a broad range of the Company’s patents to a majority of global smartphone manufacturers, partially offset by the impact of an IP settlement in the first quarter of fiscal 2019.
Other revenue includes revenue from SAF and the Company’s legacy handheld devices business. The decrease in Other revenue of $17 million was primarily attributable to a decrease in SAF revenue and revenue from the legacy handheld business. The decrease in SAF revenue, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users compared to the first quarter of fiscal 2019. The decrease in revenue from the legacy handheld business is primarily attributable to the release of previously accrued amounts in the first quarter of fiscal 2019 when the Company determined it had no further performance obligations.
Consolidated Gross Margin
Consolidated gross margin increased by $16 million to approximately $177 million in the first quarter of fiscal 2020 from $161 million in the first quarter of fiscal 2019. The increase was primarily due to an increase in gross margin associated with BlackBerry Cylance and Licensing, partially offset by a decrease in gross margin associated with Other.
The increase in gross margin associated with BlackBerry Cylance and Licensing is primarily due to the reasons discussed above in “Consolidated Revenue”. The decrease in gross margin associated with Other is primarily due to the decline in SAF revenue discussed above in “Consolidated Revenue”, as the cost of goods sold associated with SAF was consistent in the first quarter of fiscal 2020 and the first quarter of fiscal 2019 due to certain fixed costs associated with SAF infrastructure and the decrease in gross margin associated with the legacy handheld business was primarily due to the decline in revenue discussed above in “Consolidated Revenue”.

11

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Gross Margin Percentage
Consolidated gross margin percentage decreased by 3.9%, to approximately 71.7% of consolidated revenue in the first quarter of fiscal 2020 from 75.6% of consolidated revenue in the first quarter of fiscal 2019. The decrease was primarily due to a lower gross margin percentage associated with BlackBerry Cylance which has a higher proportion of revenue related to professional services.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions on a U.S. GAAP basis are set forth in the following table:

	For the Three Months Ended (in millions)
	May 31, 2019		May 31, 2018		Change
Revenue by Geography
North America	$160	64.8%	$139	65.3%	$21	15.1%
Europe, Middle East and Africa	61	24.7%	52	24.4%	9	17.3%
Other regions	26	10.5%	22	10.3%	4	18.2%
	$247	100.0%	$213	100.0%	$34	16.0%
North America Revenue
Revenue in North America was $160 million, or 64.8% of revenue in the first quarter of fiscal 2020, reflecting an increase of $21 million compared to $139 million, or 65.3% of revenue, in the first quarter of fiscal 2019. The increase in revenue is primarily due to increases in BlackBerry Cylance revenue and Licensing revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by a decrease in Other revenue due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenue
Revenue in Europe, Middle East and Africa was $61 million or 24.7% of revenue in the first quarter of fiscal 2020, reflecting an increase of $9 million compared to $52 million or 24.4% of revenue in the first quarter of fiscal 2019. The increase in revenue is primarily due to increases in IoT and BlackBerry Cylance revenue, partially offset by a decrease in Other revenue. The increase in revenue in IoT is primarily attributable to an increase in royalty revenue and the upfront revenue recognition on certain software elements related to BlackBerry UEM and BlackBerry AtHoc deals. The increase in BlackBerry Cylance revenue is due to the reasons discussed above in “Consolidated Revenue”. The decrease in Other revenue is due to the reasons discussed above in “Consolidated Revenue”.
Other Regions Revenue
Revenue in other regions was $26 million or 10.5% of revenue in the first quarter of fiscal 2020, reflecting an increase of $4 million compared to $22 million or 10.3% of revenue in the first quarter of fiscal 2019. The increase in revenue is primarily due to increases in Licensing and BlackBerry Cylance, partially offset by a decrease in Other revenue. The increase in Licensing revenue is primarily attributable to the completion of performance obligations on certain mobility licensing agreements. The increase in BlackBerry Cylance revenue is due to the reasons discussed above in “Consolidated Revenue”. The decrease in Other revenue is due to the reasons discussed above in “Consolidated Revenue”.

12

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Product and Service
Comparative breakdowns of revenue by product and service on a non-GAAP basis are set forth below.

	For the Three Months Ended (in millions)
	May 31, 2019		May 31, 2018		Change
Revenue by Product and Service
IoT (1)	$137	51.3%	$130	59.9%	$7	5.4%
BlackBerry Cylance (1)	51	19.1%	—	—%	51	—%
Licensing	72	27.0%	63	29.0%	9	14.3%
Other	7	2.6%	24	11.1%	(17)	(70.8)%
	$267	100.0%	$217	100.0%	$50	23.0%
______________________________

(1)	See “Non-GAAP Financial Measures” for the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments made to BlackBerry Cylance and IoT.
IoT
IoT non-GAAP revenue was $137 million, or 51.3% of revenue, in the first quarter of fiscal 2020, an increase of $7 million compared to revenue of $130 million, or 59.9% of revenue, in the first quarter of fiscal 2019. Within IoT, BTS non-GAAP revenue increased by 16% and Enterprise non-GAAP revenue increased by a nominal amount in the first quarter of fiscal 2020 compared to the first quarter of fiscal 2019. IoT non-GAAP revenue increased due the reasons described above in Consolidated Revenue, partially offset by a decrease of $3 million in the non-GAAP adjustment of deferred software revenue acquired to $1 million in the first quarter of fiscal 2020 from $4 million in the first quarter of fiscal 2019 and due to the reasons described above in “Consolidated Revenue”.
Excluding the deferred software revenue acquired adjustment described under “Non-GAAP Financial Measures”, IoT U.S. GAAP revenue was $136 million, or 55.1% of revenue, in the first quarter of fiscal 2020, compared to $126 million, or 59.2% of revenue, in the first quarter of fiscal 2019, representing an increase of $10 million, or 7.9%, due to the reasons described above in “Consolidated Revenue”.
During the first quarter of fiscal 2020, the Company made significant changes to the Enterprise sales leadership team. The Company expects sequential Enterprise non-GAAP revenue growth through the remainder of fiscal 2020 due in part to expected product launches related to BlackBerry Spark.
BlackBerry Cylance
As the Company acquired Cylance at the end of fiscal 2019, no revenue was reported in the first quarter of fiscal 2019.
BlackBerry Cylance non-GAAP revenue was $51 million, or 19.1% of revenue, in the first quarter of fiscal 2020. Excluding the deferred software revenue acquired adjustment described under “Non-GAAP Financial Measures”, BlackBerry Cylance U.S. GAAP revenue was $32 million, or 13.0% of revenue, in the first quarter of fiscal 2020.
Cylance recorded revenue of $39 million for the three months ended May 31, 2018. After removing the effect of the purchase accounting related adjustment, BlackBerry Cylance non-GAAP revenue was $51 million for the three months ended May 31, 2019, representing an increase of $12 million, or 30.8% over the prior year period.
Licensing
Licensing revenue was $72 million, or 27.0% of revenue, in the first quarter of fiscal 2020, an increase of $9 million compared to $63 million, or 29.0% of revenue from the first quarter of fiscal 2019. Licensing revenue increased due to the reasons described above in “Consolidated Revenue”. The Company expects Licensing revenue in the second half of fiscal 2020 to be higher than in the first half of fiscal 2020.

13

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other
Other revenue was $7 million related to SAF, or 2.6% of revenue, in the first quarter of fiscal 2020, compared to $24 million, or 11.1% of revenue, in the first quarter of fiscal 2019, representing a decrease of $17 million, or 70.8%. The $17 million decrease in Other revenue primarily due to the reasons discussed above in “Consolidated Revenue”.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended May 31, 2019, compared to the quarter ended February 28, 2019 and the quarter ended May 31, 2018. The Company believes it is also meaningful to provide a sequential comparison between the first quarter of fiscal 2020 and the fourth quarter of fiscal 2019.

	For the Three Months Ended (in millions)
	May 31, 2019		February 28, 2019		May 31, 2018
		% of Revenue		% of Revenue		% of Revenue
Revenue	$247		$255		$213
Operating expenses
Research and development (1)(2)(3)	$71	28.7%	$52	20.4%	$61	28.6%
Selling, marketing and administration (1)(2)(3)	121	49.0%	110	43.1%	100	46.9%
Amortization (1)(2)(3)	49	19.8%	31	12.2%	37	17.4%
Debentures fair value adjustment (1)(2)(3)	(28)	(11.3)%	(6)	(2.4)%	28	13.1%
Settlements, net (3)	—	—%	(9)	(3.5)%	—	—%
Total	$213	86.2%	$178	69.8%	$226	106.0%
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2020 Non-GAAP Adjustments on adjusted operating expenditures in the first quarter of fiscal 2020.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2019 Non-GAAP Adjustments on adjusted operating expenditures in the first quarter of fiscal 2019.

(3)
In the fourth quarter of fiscal 2019, the Company recognized non-cash income associated with a change in the fair value of the Debentures of approximately $6 million (the “Q4 Fiscal 2019 Debentures Fair Value Adjustment”), net restructuring charges of approximately $2 million in selling, marketing and administration expenses, stock compensation expense of $3 million and $10 million in research and development and selling, marketing and administration expenses, respectively, acquired intangibles amortization of $18 million, business acquisition and integration costs of $8 million in selling, marketing and administration expenses and settlements of $9 million, net of legal costs included in settlements, net (collectively the “Q4 Fiscal 2019 Non-GAAP Adjustments”).

Operating expenses increased by $35 million, or 19.7%, to $213 million, or 86.2% of revenue, in the first quarter of fiscal 2020, compared to $178 million, or 69.8% of revenue, in the fourth quarter of fiscal 2019. The increase was primarily attributable to an increase in salaries and benefits primarily due to the acquisition of Cylance in the fourth quarter of fiscal 2019, amortization expense, and settlements, net in the fourth quarter of fiscal 2019, partially offset by the difference between the Q1 Fiscal 2020 Debentures Fair Value Adjustment and Q4 Fiscal 2019 Debentures Fair Value Adjustment.
After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q4 Fiscal 2019 Non-GAAP Adjustments, non-GAAP operating expenses increased by $42 million. The increase was primarily attributable to an increase in salaries and benefits, infrastructure costs and marketing and advertising costs primarily due to the acquisition of Cylance in the fourth quarter of fiscal 2019, partially offset by claims filed with the Ministry of Innovation, Science and Economic Development Canada relating to its Strategic Innovation Fund program’s investment in BlackBerry QNX and a decrease in bad debt expense.

14

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating expenses decreased by $13 million, or 5.8%, to $213 million or 86.2% of revenue in the first quarter of fiscal 2020, compared to approximately $226 million or 106.0% of revenue in the first quarter of fiscal 2019. The decrease was primarily attributable to the difference between the Q1 Fiscal 2020 Debentures Fair Value Adjustment and Q1 Fiscal 2019 Debentures Fair Value Adjustment, claims filed with the Ministry of Innovation, Science and Economic Development Canada relating to its Strategic Innovation Fund program’s investment in BlackBerry QNX and a decrease in restructuring charges, partially offset by an increase in salaries and benefits expense, amortization expense, infrastructure costs and marketing and advertising costs primarily due to the acquisition of Cylance in the fourth quarter of fiscal 2019.
After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, non-GAAP operating expenses increased by $40 million in the first quarter of fiscal 2020, compared to the first quarter of fiscal 2019. The increase was primarily attributable to an increase in salaries and benefits expense, infrastructure costs and marketing and advertising costs primarily due to the acquisition of Cylance in the fourth quarter of fiscal 2019.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development increased by $10 million, or 16.4%, to $71 million in the first quarter of fiscal 2020 compared to $61 million in the first quarter of fiscal 2019. After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, non-GAAP research and development expenses increased by $12 million. The increase was primarily attributable to an increase in salaries and benefits expense, professional services and infrastructure costs primarily due to the acquisition of Cylance in the fourth quarter of fiscal 2019, partially offset by claims filed with the Ministry of Innovation, Science and Economic Development Canada relating to its Strategic Innovation Fund program’s investment in BlackBerry QNX.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $21 million, or 21.0%, to $121 million in the first quarter of fiscal 2020 compared to $100 million in the first quarter of fiscal 2019. After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, non-GAAP selling, marketing and administration expenses increased by $29 million. The increase was primarily attributable to an increase in salaries and benefits expense and marketing and advertising costs primarily due to the acquisition of Cylance in the fourth quarter of fiscal 2019 and legal expense.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2020 compared to the first quarter of fiscal 2019. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	May 31, 2019	May 31, 2018	Change	May 31, 2019	May 31, 2018	Change
Property, plant and equipment	$5	$3	$2	$1	$2	$(1)
Intangible assets	44	34	10	3	2	1
Total	$49	$37	$12	$4	$4	$—
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets increased by $12 million to $49 million for the first quarter of fiscal 2020, compared to $37 million for the first quarter of fiscal 2019. The increase in amortization expense reflects the intangible assets acquired as part of the Cylance acquisition in the fourth quarter of fiscal 2019.
After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, non-GAAP amortization expense decreased by $1 million.

15

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s service and IP operations was consistent at $4 million for the first quarter of fiscal 2020, compared to $4 million for the first quarter of fiscal 2019.
Investment Income
Investment income, which includes the interest expense from the Debentures, decreased by $3 million to $3 million in investment income in the first quarter of fiscal 2020, compared to investment income of $6 million in the first quarter of fiscal 2019. The decreased investment income was due to lower cash and investment balances in the first quarter of fiscal 2020 versus the first quarter of fiscal 2019 as a result of the use of cash to fund the Cylance acquisition.
Income Taxes
For the first quarter of fiscal 2020, the Company’s net effective income tax expense rate was approximately 6%, compared to a net effective income tax expense rate of approximately 2% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments, the Company’s non-GAAP income tax rate was approximately 38% compared to a net effective income tax expense rate of approximately 2% for the same period in the prior fiscal year. The increase is due to current year taxable items that could not be offset with carried forward tax attributes such as tax losses.
Net Income
The Company’s net loss for the first quarter of fiscal 2020 was $35 million, reflecting a decrease in net loss of $25 million, compared to a net loss of $60 million in the first quarter of fiscal 2019, primarily due to the difference between the Q1 Fiscal 2020 Debentures Fair Value Adjustment and Q1 Fiscal 2019 Debentures Fair Value Adjustment and an increase in gross margin, partially offset by an increase in operating expenses, as described above in “Operating Expenses”. After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, the Company’s non-GAAP net income was $5 million for the first quarter of fiscal 2020 compared to non-GAAP net income of $17 million for the first quarter of fiscal 2019, reflecting a decrease in non-GAAP net income of $12 million primarily due to an increase in operating expenses as described above in “Operating Expenses”, partially offset by an increase in gross margin.
For the first quarter of fiscal 2020, U.S. GAAP basic loss and diluted loss per share were $0.06 and $0.09, respectively, compared to U.S. GAAP basic and diluted loss per share of $0.11 for the same period in the prior fiscal year. After giving effect to the relevant Q1 Fiscal 2020 Non-GAAP Adjustments and Q1 Fiscal 2019 Non-GAAP Adjustments, the Company’s non-GAAP basic earnings per share was $0.01 for the first quarter of fiscal 2020 compared to non-GAAP basic earnings per share of $0.03 for the first quarter of fiscal 2019.
The weighted average number of shares outstanding was approximately 552 million common shares for basic loss per share and 612 million common shares for diluted loss per share for the three months ended May 31, 2019, and approximately 537 million common shares for basic and diluted loss per share for the three months ended May 31, 2018.
Common Shares Outstanding
On June 21, 2019, there were 548 million common shares, 8 million options to purchase common shares, 23 million restricted share units and 0.9 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the Debentures as described in Note 8 to the Consolidated Financial Statements.
The Company has not paid any cash dividends during the last three fiscal years.

16

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 31, 2019. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2020	Fiscal Year 2019				Fiscal Year 2018
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	$247	$255	$226	$210	$213	$233	$226	$238
Gross margin	177	206	170	161	161	177	168	175
Operating expenses	213	178	112	122	226	194	426	153
Income (loss) before income taxes	(33)	32	60	44	(59)	(14)	(275)	23
Provision for (recovery of) income taxes	2	(19)	1	1	1	(4)	—	4
Net income (loss)	$(35)	$51	$59	$43	$(60)	$(10)	$(275)	$19

Earnings (loss) per share
Basic earnings (loss) per share	$(0.06)	$0.09	$0.11	$0.08	$(0.11)	$(0.02)	$(0.52)	$0.04
Diluted earnings (loss) per share	$(0.09)	$0.08	$(0.01)	$(0.04)	$(0.11)	$(0.06)	$(0.52)	$(0.08)
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $70 million to approximately $935 million as at May 31, 2019 from approximately $1.01 billion as at February 28, 2019, primarily as a result of changes in working capital. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at May 31, 2019.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	May 31, 2019	February 28, 2019	Change
Cash and cash equivalents	$358	$548	$(190)
Short-term investments	489	368	121
Restricted cash and cash equivalents	33	34	(1)
Long-term investments	55	55	—
Cash, cash equivalents, and investments	$935	$1,005	$(70)
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	May 31, 2019	February 28, 2019	Change
Current assets	$1,166	$1,194	$(28)
Current liabilities	476	471	5
Working capital	$690	$723	$(33)

17

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Assets
The decrease in current assets of $28 million at the end of the first quarter of fiscal 2020 from the end of the fourth quarter of fiscal 2019 was primarily due to a decrease in cash and cash equivalents of $190 million, partially offset by an increase in short-term investments of $121 million, accounts receivable of $30 million, other current assets of $7 million and other receivables of $4 million.
At May 31, 2019, accounts receivable was $224 million, an increase of $30 million from February 28, 2019. The increase reflects the higher revenue recognized over the three months ended May 31, 2019 and an increase in days sales outstanding to 79 days at the end of the first quarter of fiscal 2020 from 61 days at the end of the fourth quarter of fiscal 2019.
At May 31, 2019, other receivables were $23 million, an increase of $4 million from February 28, 2019. The increase is primarily due to claims filed with the Ministry of Innovation, Science and Economic Development Canada relating to its Strategic Innovation Fund program’s investment in BlackBerry QNX.
At May 31, 2019, income taxes receivable was $9 million, consistent with the balance at February 28, 2019.
At May 31, 2019, other current assets were $63 million, an increase of $7 million from February 28, 2019. The increase in other current assets was primarily due to increases in prepaid maintenance, prepaid insurance and deferred commission.
Current Liabilities
The increase in current liabilities of $5 million at the end of the first quarter of fiscal 2020 from the end of the fourth quarter of fiscal 2019 was primarily due to an increase in deferred revenue, current of $32 million, income taxes payable of $2 million, accounts payable of $1 million, partially offset by a decrease in accrued liabilities of $30 million.
As at May 31, 2019, deferred revenue, current was $246 million, reflecting an increase of $32 million from February 28, 2019, which was primarily attributable to acquired deferred revenue from the Cylance acquisition.
Accrued liabilities were $162 million, reflecting a decrease of $30 million from February 28, 2019, which was primarily attributable to the decreases in variable incentive plan accrual and vendor liabilities compared to the fourth quarter of fiscal 2019, partially offset by the current portion of operating lease liabilities from the adoption of ASC 842.
Cash flows for the three months ended May 31, 2019 compared to the three months ended May 31, 2018 were as follows:

	For the three months ended
	(in millions)
	May 31, 2019	May 31, 2018	Change
Net cash flows provided by (used in):
Operating activities	$(64)	$(7)	$(57)
Investing activities	(129)	(293)	164
Financing activities	3	2	1
Effect of foreign exchange on cash and cash equivalents	(1)	(2)	1
Net decrease in cash and cash equivalents	$(191)	$(300)	$109
Operating Activities
The decrease in net cash flows provided by operating activities of $57 million for the first three months of fiscal 2020 primarily reflects the net changes in working capital and lower net income after adjustments for non-cash items.
Investing Activities
During the three months ended May 31, 2019, cash flows used in investing activities were $129 million and included cash used in transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of acquisitions in the amount of $122 million, intangible asset additions of $7 million, and acquisitions of property, plant and equipment of $2 million, offset by proceeds expected from the decrease in consideration paid for the Cylance acquisition. For the same period in the prior fiscal year, cash flows used in investing activities were $293 million and included cash used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $281 million, intangible asset additions of $7 million and acquisitions of property, plant and equipment of $5 million.
Financing Activities
The increase in cash flows provided by financing activities was $1 million for the first three months of fiscal 2020 due to an increase in common shares issued.

18

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $480 million as at May 31, 2019, including future interest payments of $33 million on the Debentures and operating lease obligations of $204 million. The remaining balance consists of purchase orders for goods and services utilized in the operations of the Company. Total aggregate contractual obligations as at May 31, 2019 increased by $38 million as compared to the February 28, 2019 balance of approximately $442 million, which was attributable to increases in purchase orders for goods and services used in operations.
Debenture Financing and Other Funding Sources
See Note 7 to the Consolidated Financial Statements for a description of the Debentures.
The Company had $30 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business as of May 31, 2019. See Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $935 million as at May 31, 2019. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.
As of May 31, 2019, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. See Note 11 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.

19

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenue in the first quarter of fiscal 2020 were transacted in U.S. dollars. Portions of the revenue were denominated in Canadian dollars, euros and British pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries and certain operating costs were incurred primarily in Canadian dollars, but were also incurred in U.S. dollars, euros, British pounds, and other global currencies. At May 31, 2019, approximately 14% of cash and cash equivalents, 18% of accounts receivables and 18% of accounts payable were denominated in foreign currencies (February 28, 2019 – 9%, 29% and 4%, respectively). These foreign currencies primarily include the Canadian dollar, euro and British pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 3 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed 3.75% interest rate. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio or changes in market value of the Debentures.
Credit and Customer Concentration
The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at May 31, 2019 was $25 million (February 28, 2019 - $25 million). There were two customers that each comprised more than 10% of accounts receivable as at May 31, 2019 (February 28, 2019 - one customers comprised more than 10%). During the first quarter of fiscal 2020, the percentage of the Company’s receivable balance that was past due increased by 9.8% compared to the fourth quarter of fiscal 2019. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity and financial condition. There was one customer that comprised more than 10% of the Company’s revenue in the first quarter of fiscal 2020 (one customer comprised more than 10% of the Company’s revenue in the first quarter of fiscal 2019).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and, in the case of debt securities, the Company’s ability and intent to hold the investments to maturity. During the three months ended May 31, 2019 the Company did not record any other-than-temporary impairment charges related to investments (May 31, 2018 - nil).
See Note 3 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.
Changes in Internal Control Over Financial Reporting
During the three months ended May 31, 2019, the Company implemented new controls as part of its adoption of ASC 842, which was effective for the Company on March 1, 2019. The new controls relate to leases under the adopted standard. There were no other changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

20

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 31, 2019.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2019 and ended on May 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 26, 2019

/S/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, STEVEN CAPELLI, Chief Financial Officer and Chief Operating Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 31, 2019.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2019 and ended on May 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 26, 2019

/S/ STEVEN CAPELLI
STEVEN CAPELLI
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	June 26, 2019	By:	/S/ STEVEN CAPELLI
Name: Steven Capelli
Title: Chief Financial Officer